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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of November, 2003

                        Commission File Number: 333-07654


                                  ENDESA, S.A.
                 (Translation of Registrant's Name into English)

                              Ribera del Loira, 60
                               28042 Madrid, Spain
                     (Address of principal executive office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
                              Form 20-F X Form 40-F
                                       ---         ---

                   Indicate by check mark if the registrant is
                       submitting the Form 6-K in paper as
                        permitted by Regulation S-T Rule
                                   101(b)(1):
                                    Yes    No X
                                       ---   ---

       Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
                                   101(b)(7):
                                    Yes    No X
                                       ---   ---

          Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities
                              Exchange Act of 1934:
                                    Yes    No X
                                       ---   ---

  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A
                                                        ---

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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             ENDESA, S.A.

Dated: November 28th, 2003           By: /s/ David Raya
                                        -------------------------------------
                                     Name: David Raya
                                     Title: Manager of North America Investor
                                     Relations

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  Endesa and AUNA Connect 1,125 Paying Clients with PLC Technology in Zaragoza

    NEW YORK--(BUSINESS WIRE)--Nov. 28, 2003--Endesa (NYSE: ELE)

    -- In less than a month from the commercial launch in Zaragoza, Endesa Net Factory has already connected 1,125 paying clients of internet and telephony services through the electricity network.

    -- The commercial launch in Barcelona will take place at the beginning of 2004.

    The first commercial experience of the PLC technology in Spain is proving to be successful in Zaragoza. In less than a month from the commercial launch, 1,125 clients are already being provided broadband and telephony services through the electricity network.
    The first phase of the PLC technology commercial deployment started in Zaragoza last October after the agreement reached between Endesa Net Factory and AUNA Group. This has confirmed the significant potential of this technology as an alternative network to access to voice and data transmission services.
    The commercial deployment in Zaragoza has confirmed not only the technical viability of the PLC technology, but also the commercial satisfaction by the users.
    At the beginning of 2004, Endesa Net Factory and AUNA will start with the commercial launching in Barcelona. As in Zaragoza, the offer will include the possibility to use simultaneously broadband Internet and telephony services connecting just a PLC modem to a conventional electricity plug.
    Consequently, Endesa confirms its leadership in PLC technology putting the electricity network at the disposal of the telecommunications operators enabling the offering of internet and telephony services through a network that is alternative and complementary to the existing ones.

    For additional information please contact David Raya, North
America Investor Relations Office, telephone # 212 750 7200 http://www.endesa.es


    CONTACT: Endesa
             David Raya, 212-750-7200
             http://www.endesa.es